CONSENT OF MARK HORAN

The undersigned hereby consents to:

(i) the use of the written disclosure derived from the report entitled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico" effective May 15, 2019 and dated, as amended, July 19, 2019 in the Annual Information Form for the year ended December 31, 2019 ("AIF") of SilverCrest Metals Inc. (the "Company") being filed as an exhibit to the Company's Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission; and

(ii) the use of my name in the AIF and the 40-F.

/s/ Mark Horan

Mark Horan, P. Eng.

Date: March 30, 2020